Exhibit 99.2

Stevanato Group S.p.A.

Ordinary Shareholders’ Meeting

on May 23, 2025

Explanatory report on the items on the agenda

This report (the “Explanatory Report”) was drafted by the board of directors of Stevanato Group S.p.A. (respectively, the “Board of Directors” and “Stevanato” or the “Company”) in relation to the ordinary meeting of the Company’s shareholders convened, on single call, on May 23, 2025, at 4:00 p.m. CEST (10:00 a.m. EDT), by notice published on April 11, 2025 (the “Convening Notice”), to discuss and resolve on the following agenda:

1.

Approval of the financial statements for the financial year ended on December 31, 2024; presentation of the reports of directors and of the external auditor PricewaterhouseCoopers S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2024; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2024; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

3.

Appointment of the Board of Directors; determination of the term of the Board of Directors; determination of the number of members of the Board of Directors; appointment of the members of the Board of Directors; appointment of the Chairman of the Board of Directors; related resolutions.

4.	Compensation of the members of the Board of Directors and of the members of the Audit Committee; related resolutions.

5.

Increase of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

6.	Authorization for the purchase and disposal of ordinary and Class A treasury shares; related resolutions

(the “Agenda” and the “Shareholders’ Meeting”).

This Explanatory Report was drafted to the benefit of (i) the holders of Class A shares and of ordinary shares registered on the Company’s US Shareholders’ Register and/or on the Company’s Shareholders’ Book (Libro Soci) in the shareholders’ name, being entitled to attend and vote at the Shareholders’ Meeting as specified in the Convening Notice (respectively, the “Class A Shareholders” and the “Registered Shareholders”), and of (ii) the holders of the beneficial ownership of the ordinary shares deposited with the Depositary Trust Company and registered on the Company’s US Shareholders’ Register and on the Company’s Shareholders’ Book (Libro Soci) in the name of Cede&Co. (the “Holder of Record”), being entitled to give voting instructions to Computershare S.p.A., in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the Agenda, as specified by the Convening Notice (the “Beneficial Shareholders”), and includes certain information concerning the items on the Agenda and the proposals submitted to the Shareholders’ Meeting.

In particular, this Explanatory Report aims at providing Class A Shareholders, Registered Shareholders and Beneficial Shareholders with the information necessary - together with the reports of the Board of Directors, of the Committees and of the external auditor PricewaterhouseCoopers S.p.A. (“PwC”) referred to below – to fully and effectively exercise the respective voting rights.

Please note that Stevanato’s ordinary shares are exempt from the proxy rules of the United States Securities Exchange Act of 1934, as amended, and that this Explanatory Report does not constitute a proxy statement or a solicitation of proxies.

*   *   *

1.

Approval of the financial statements for the financial year ended on December 31, 2024; presentation of the reports of the directors and of the external auditor PricewaterhouseCoopers S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2024; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2024; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

Pursuant to Italian law and to the Company’s by-laws (the “By-laws”), Stevanato’s shareholders shall annually resolve, at the ordinary shareholders’ meeting, on the approval of the Company’s individual financial statements for the previous financial year, within a six months term from its ending.

Therefore, we submit to Stevanato’s shareholders, for their examination and approval at the Shareholders’ Meeting, the Company’s draft financial statements for the financial year ended on December 31, 2024, approved by the Board of Directors on April 10, 2025, which show net profits amounting to Euro 33,824,844.00.

Moreover, in compliance with the applicable Italian law provisions, we present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents containing more information on the Company’s draft financial statements, as well as on the Company’s current and prospective situation and on the activities carried out by Stevanato, individually and through its controlled companies, in the financial year ended on December 31, 2024:

–	Stevanato’s consolidated financial statements for the financial year ended on December 31, 2024, approved by the Board of Directors on April 10, 2025;

–

Sustainability Report for the financial year ended on December 31, 2024, approved by the Board of Directors on April 10, 2025, following the favorable opinion of the ESG Committee issued on April 8, 2025;

–	Directors’ Report for the financial year ended on December 31, 2024, approved by the Board of Directors on April 10, 2025; and

–	Report of the external auditor, to be issued by PwC by April 28, 2025 (i.e., the Record Date).

As provided for by the Charters of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, we also present to Stevanato’s shareholders, for their examination and acknowledgment, the following documents containing more information on the activities carried out by the mentioned Committees, as well as on the current directors’ and managers’ compensation structure and policy and on the current corporate governance system of the Company:

–	Report of the Audit Committee for the financial year ended on December 31, 2024, approved by the Audit Committee on April 9, 2025;

–	Report of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2024, approved by the Nominating and Corporate Governance Committee on April 9, 2025;

–	Report of the Compensation Committee for the financial year ended on December 31, 2024, approved by the Compensation Committee on April 7, 2025.

Stevanato’s draft financial statements for the financial year ended on December 31, 2024, together with the other above mentioned documents, will be made available to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2025, at the address https://ir.stevanatogroup.com/shareholders-meetings?year=2025, in accordance with applicable legal provisions (and, in any case, by the Record Date of April 28, 2025).

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

–

having examined Stevanato’s financial statements for the financial year ended on December 31, 2024, in the draft presented by the Board of Directors, which show net profits amounting to Euro 33,824,844.00;

–	having examined the Directors’ Report;

–	having examined the Report of the external auditor PricewaterhouseCoopers S.p.A.;

–	having examined Stevanato’s consolidated financial statements for the financial year ended on December 31, 2024;

–	having examined Stevanato’s Sustainability Report for the financial year ended on December 31, 2024;

–	having examined the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee;

resolves

1.	to approve Stevanato’s financial statements for the financial year ended on December 31, 2024, which report net profits amounting to Euro 33,824,844.00;

2.	to acknowledge the Directors’ Report presented by the Board of Directors;

3.	to acknowledge Stevanato’s consolidated financial statements for the financial year ended on December 31, 2024 presented by the Board of Directors;

4.	to acknowledge Stevanato’s Sustainability Report for the financial year ended on December 31, 2024 presented by the Board of Directors, following the favorable opinion of the ESG Committee;

5.	to acknowledge the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.”

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

Pursuant to Italian law, Stevanato’s shareholders shall resolve, at the Shareholders’ Meeting, on the allocation of the Company’s net profits resulting from the financial statements for the financial year ended on December 31, 2024, within the applicable limitations of law.

In particular, Italian law provides that an amount corresponding to one twentieth of the company’s annual net profits must be allocated to the legal reserve, until the legal reserve does not reach one fifth of the company’s share capital.

In addition, the Shareholders’ Meeting may resolve to distribute to shareholders all or part of the reserves the distribution of which is not prohibited by Italian law.

As indicated in paragraph 1 above, based on the financial statements for the financial year ended on December 31, 2024, the Company’s operations resulted in net profits of Euro 33,824,844.00.

In light of the foregoing, we propose to the shareholders to:

–	earmark an amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024, equal to Euro 106,617.00 to the legal reserve;

–

earmark for distribution to the shareholders an amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024, corresponding to a gross dividend in cash of Euro 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date (as defined hereinafter);

–

earmark the residual amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024, to the reserve named “extraordinary reserve”.

Therefore, assuming that the Company continues to hold the current number of 29,943,911 treasury Class A shares at the Dividend Record Date, the amount of net profits to be used for distribution of dividends to shareholders would be equal to Euro 14.736.526.

In such connection, based on the resolution of the Board of Directors of April 10, 2025, and pursuant to Article 28.4 of the By-laws, we propose to set on June 5, 2025, the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the dividends which the Shareholders’ Meeting should resolve to distribute (the “Dividend Record Date”).

Therefore, assuming that the Shareholders’ Meeting approves the proposals set out above, the ex-dividend date will fall on June 5, 2025 (Ex-Date), whereas it is expected that the dividends will be paid to the holders of Class A and ordinary shares as from July 17, 2025 (Dividend Payment Date).

Dividends will be paid to registered holders and beneficial holders of ordinary shares through the Transfer Agent and Registrar Computershare, Inc., in US dollars, based on the ECB daily foreign exchange EUR/USD reference rate as of the date of the Shareholders’ Meeting, i.e. May 23, 2025.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.	earmark an amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024, equal to Euro 106,617.00 to the legal reserve;

2.

to earmark for distribution to the shareholders an amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024, corresponding to a gross dividend in cash of Euro 0.054 (zero point zero fifty-four) for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date;

3.

to earmark the residual amount of the Company’s net profits, as resulting from the Company’s financial statements for the financial year ended on December 31, 2024,to the reserve named “extraordinary reserve”;

4.

to set the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the aforementioned dividends on June 5, 2025 (Dividend Record Date), with the ex-dividend date (Ex-Date) falling on June 5, 2025;

5.	to set the date for payment of the dividends, before withholding tax, if any, in execution of the resolutions no. 2 and 4 above, as from July 17, 2025 (Dividend Payment Date);

6.

to provide that dividends will be paid to registered holders and beneficial holders of ordinary shares of the Company as of the Dividend Record Date in US dollars, based on the ECB daily foreign exchange EUR/USD reference rate as of the date of the Shareholders’ Meeting, i.e. May 23, 2025;

7.

to grant mandate to the Board of Directors and, on behalf of the latter, severally, to each of its members to carry out all the activities related, consequent to or connected with the implementation of the resolutions no. 5 and 6 above.”

3.

Appointment of the Board of Directors: determination of the term of the Board of Directors; determination of the number of members of the Board of Directors; appointment of the members of the Board of Directors; appointment of the Chairman of the Board of Directors; related resolutions.

As provided for under Italian law and the By-laws, at the Shareholders’ Meeting, Stevanato’s shareholders shall appoint the members of the Company’s Board of Directors and determine their number and term of office.

Pursuant to Article 15 of the By-Laws, the Board of Directors is composed of a number of members ranging from a minimum of 9 and a maximum of 15. Directors shall remain in office for a period not exceeding three financial years and their term of office shall expire on the date of the shareholders’ meeting convened to approve the financial statements for the last financial year of their office.

Directors shall meet eligibility and integrity requirements set forth in Article 2382 of the Italian Civil Code and possess the skills and expertise to perform the tasks entrusted to them. Furthermore, one third of the members of the Board of Directors, rounded up to the higher unit in case of fractional number, must possess the independence requirements set forth in Article 2399 of the Italian Civil Code.

Pursuant to Article 23 of the By-laws, members of the Audit Committee must meet the independence requirements set forth in Article 2399 of the Italian Civil Code and the additional requirements of independence and financial expertise set forth in US laws and New York Stock Exchange (“NYSE”) regulations applicable to the Company. At least one member of the Audit Committee must be enrolled in the Italian register of legal auditors.

At the Shareholders’ Meeting, Class A Shareholders and Registered Shareholders shall have the right to propose the appointment of the members of the Board of Directors for the period of one, two or three financial years – i.e. for the period elapsing from the date of the shareholders’ meeting to the date of the approval of the financial statements of the Company ending, respectively, on December 31, 2025, December 31, 2026 and December 31, 2027 – and vote accordingly.

Pursuant to Article 16 of the By-laws, the Shareholders’ Meeting shall appoint the members of the Board of Directors on the basis of slates of candidates submitted by shareholders.

The right to submit a slate of candidate directors to the Shareholders’ Meeting for the appointment of the Board of Directors is reserved to Class A Shareholders, Registered Shareholders and Beneficial Shareholders holding, individually or jointly with other shareholders submitting each slate, shares carrying at least 5 per cent of the total voting rights attached to all the shares issued by the Company.

Pursuant to Article 7.6 of the By-laws, Beneficial Shareholders may submit slates of candidate directors to the Shareholders’ Meeting through the Holder of Record (in which case the Holder of Record shall submit the slate to the Shareholders’ Meeting together with the relevant documentation on behalf of the Beneficial Shareholders) or based on a specific authorization and/or delegation from the Holder of Record (in which case the Beneficial Shareholders shall attach such authorization and/or delegation to the slate submitted to the Shareholders’ Meeting).

Contents and modalities for submission of slates of candidate directors are set out in the Convening Notice.

Following the deadline for submission of slates of candidate directors for the appointment of the Board of Directors as of April 25, 2025 and, in any case, by the Record Date of April 28, 2025, all the slates submitted by the shareholders in compliance with Article 16 of the By-laws and the provisions of the Convening Notice will be made available to the shareholders on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2024 at the address https://ir.stevanatogroup.com/shareholders-meetings?year=2025.

At the Shareholders’ Meeting, each shareholder shall have the right to vote for one of the slates of candidate directors submitted by the shareholders in compliance with Article 16 of the By-laws and the provisions of the Convening Notice.

Upon completion of the voting process, all candidate directors indicated in the slate obtaining the highest number of votes will be elected to the Board of Directors. In case more slates obtain the same number of votes, a new vote on the slates obtaining the same number of votes will be held at the Shareholders’ Meeting.

The number of members of the Board of Directors shall be determined in the same number of candidates indicated in the slate of candidate directors that will obtain the highest number of votes.

If, upon completion of the voting process, one or more candidate directors who do not meet the eligibility and integrity requirements set forth in Article 15.3 of the By-laws are elected as directors, such candidates will be excluded.

Moreover, if, upon completion of the voting process, a number of candidate directors meeting the independence requirements set forth in Article 15.4 of the By-laws and/or the independence, professionalism and competence requirements set forth in Articles 23.3, 23.4 and 23.5 of the By-laws that are at least equal to the minimum number provided for in said Articles are not elected to the Board of Directors, the candidates who do not comply with said requirements and are indicated as last in the slates from which they are taken will be excluded.

In the event (a) no slates of candidate directors are submitted by the shareholders to the Shareholders’ Meeting, (b) only one slate of candidate directors is submitted and such slate does not obtain the relative majority of votes, (c) the number of directors elected on the basis of the slates submitted by the shareholders, also due to subsequent exclusions, is less than 9, directors will be appointed by the Shareholders’ Meeting without applying the slate voting mechanism, without prejudice to the obligation to ensure the correct composition of the Board of Directors pursuant to the Article 15 of the By-laws and of the Audit Committee pursuant to Article 23 of the By-laws.

Pursuant to Article 17.3 of the By-laws, at the Shareholders’ Meeting, shareholders may also appoint the Chairman of the Board of Directors from among the directors elected as indicated above, provided that, unless so appointed, the Chairman of the Board of Directors shall be appointed by the members of the Board of Directors.

Therefore, shareholders submitting a slate of candidate directors for the appointment of the Board of Directors shall have also the right to propose to appoint one of the candidate directors indicated therein as Chairman of the Board of Directors. In this case, shareholders voting for the slate will be voting also for the appointment of the candidate director indicated therein as Chairman of the Board of Directors.

In any event, at the Shareholders’ Meeting, Class A Shareholders and Registered Shareholders shall have the right to propose the appointment of the Chairman of the Board of Directors from among the directors being elected and vote accordingly.

4. Compensation of the members of the Board of Directors and of the members of the Audit Committee; related resolutions.

Pursuant to Italian law and Article 19 of the Company’s By-laws, Stevanato’s shareholders shall establish the compensation of the directors to be appointed by the Shareholders’ Meeting for their office as members of the Board of Directors and/or members of the Audit Committee.

It should be noted that, without prejudice to the remuneration that will be established by the Shareholders’ Meeting, the Board of Directors may provide an additional compensation for directors entrusted with specific functions, which may consist of a fixed part and/or a variable part, related to the achievement of certain objectives, or of the right to subscribe for ordinary shares or other financial instruments of the Company at a given price.

Alternatively, shareholders may determine an aggregate amount for the compensation of all directors, including those entrusted with specific functions, to be allocated by the Board of Directors.

In any event, the members of the Board of Directors shall also be entitled to reimbursement of expenses incurred in the performance of their duties.

Therefore, at the Shareholders’ Meeting, following appointment of the members of the Board of Directors, Stevanato’s shareholders shall establish the compensation of the Company’s directors for their office as members of the Board of Directors and/or members of the Audit Committee, for the entire term of office.

In such respect, it should be noted that the Company’s shareholders’ meeting held on May 22, 2024, established, for each director, for the relevant term of office of one financial year, a gross compensation equal to Euro 148,000.00 (with the exception of Mr. Franco Moro), to be paid – partially in cash and partially in Company’s shares – in accordance with the modalities better detailed in the explanatory report on the items on the agenda of such shareholders’ meeting, to which reference is made.

In the same shareholders’ meeting, the shareholders resolved to grant the directors to be appointed by the Board of Directors, thereafter, as members of the Audit Committee, pursuant Article 19.4 of the By-Law, a further compensation determined in the overall gross amount of Euro 25,000.00 for the Chairman and of Euro 15,000.00 for each other member of the Audit Committee, for the relevant term of office of one financial year.

That being said, on February 27, 2025 and April 7, 2025, the Compensation Committee of the Company approved a recommendation for the Board of Directors relating to the establishment of the compensation for the members of the Board of Directors and of the Audit Committee to be proposed to the Shareholders’ Meeting. Such recommendation considers the outcomes of a benchmark analysis conducted on a set of comparable companies and the following further items:

●

Save for the increase in the compensation of the members of the Audit Committee, the compensation of the members of the Board of Directors has not undergone any changes since the listing of the Company on the NYSE (occurred in July 2021);

●	It is market standard in the US market to implement appropriate adjustments to the compensation of the Board of Directors members on a biennial basis;

●

The analysis of the standard level of time commitment required to the Board of Directors and, in equal extents, to each of Board’s internal committees over the past four years has flagged the necessity to establish the related compensation in a manner more adequate to the characteristics of the Company, as a listed entity under the form of foreign private issuer (FPI) on the US market, and of the relevant corporate group (the “Stevanato Group”);

●	Such characteristics bring about deep complexity and significant commitment from the directors and, in particular, from the members of the Audit Committee;

●	Generally, in the context of the US market, the compensation of the members of the Board of Directors are mainly focused on a remuneration based on shares rather than cash.

Based on the above, considering the recommendation of the Compensation Committee, we propose to the shareholders:

a)

to establish for each director, as compensation for the office of member of the Board of Directors, and without prejudice for the Board of Director right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions, a fixed compensation, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, a gross total compensation of Euro 176,000.00, to be paid as follows:

–	as to the gross amount of Euro 76,000.00, in cash, in twelve equal monthly instalments;

–

as to the residual gross amount of Euro 100,000.00, in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the Shareholders’ Meeting, based on the average Euro/USD exchange rate during such period; provided that (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025 and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution envisaged in the next item 6 of this Explanatory Report;

b)

to grant to the directors that will be appointed by the Board of Directors, following the Shareholders’ Meeting, as members of the Audit Committee, pursuant to Article 19.4 of the Company’s By-laws, an additional compensation in the gross total amount of Euro 30,000.00 for the Chairman of the Audit Committee and of Euro 15,000.00 for each other member of the Audit Committee, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, to be paid in twelve equal monthly instalments.

Based on the above, Stevanato’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to establish, for each director, without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions under Article 2389 of the Italian Civil Code and

Article 19.1 of the Company’s By-laws, for the period elapsing from the date of this meeting to the date of the Company’s shareholders meeting approving the financial statements for the financial year ending on December 31, 2025, a gross total compensation of Euro 176,000.00 (one hundred seventy-six thousand/00), to be paid as follows:

-	as to the gross amount of Euro 76,000.00 (seventy-six thousand/00), in cash, in twelve equal monthly instalments;

-

as to the residual gross amount of Euro 100,000.00 (one hundred thousand/00), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the date of this meeting, based on the average Euro/USD exchange rate during such period; provided that: (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025 and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution adopted in relation to the next item 6 of the Agenda;

2.

to grant to the directors that will be appointed by the Board of Directors as members of the Audit Committee, pursuant to Article 19.4 of the Company’s By-laws, an additional compensation in the gross total amount of Euro 30,000.00 (thirty thousand/00) for the Chairman of the Audit Committee and of Euro 15,000.00 (fifteen thousand/00) for each other member of the Audit Committee, for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, to be paid in twelve equal monthly instalments.”

5.

Increase of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

Stevanato is required to appoint an external auditor to carry out the various tasks and activities provided for by Italian and US laws and regulations for a period of three financial years.

These tasks and activities include: (i) auditing and quarterly review of the Company’s consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards of Auditing (ISA Italia) (as issued by the International Auditing and Assurance Standards Board (IAASB)); (ii) review of the financial statements included in Form 20-F prepared in accordance with SEC regulations to be conducted in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB); (iii) auditing of the financial statements of Stevanato and of the Italian companies controlled by Stevanato; (iv) verification of the proper keeping of the company accounts and the correct recording of operating events in the accounting records of Stevanato and of its Italian controlled companies; (v) auditing of the financial statements of the non-Italian companies controlled by Stevanato prepared in accordance with local regulations, when required; (vi) auditing of the reporting packages prepared for the purpose of the opinion on the Company’s consolidated financial statements; (vii) activities preparatory to the signing of tax returns in accordance with Italian law; (viii) review and auditing of the Company’s internal control system in compliance with US law (Sarbanes-Oxley Act (SOX)) requirements.

As regards Stevanato, on May 24, 2023, the shareholders’ meeting of the Company appointed PwC as Company’s external auditor for the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities relevant to Stevanato to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, at the terms and conditions of the offer submitted by PwC on February 7, 2023.

In particular, the mentioned offer envisaged an annual compensation amounting, as far as the Company alone is concerned, to: Euro for 591,000.00 the financial year 2023; Euro 595,000.00 for the financial year 2024; and Euro 621,000.00 for the financial year 2025, plus any applicable VAT and relevant expenses, including for the auditing and verification activities that PwC is required to carry out, pursuant to Sec. 404 of the Sarbanes-Oxley Act, on the internal controls over the financial reporting process for the consolidated financial statements with respect to different companies belonging to the Stevanato Group (the “SOX Services”).

The costs for such tasks and activities – carried out by PwC and other audit firms belonging to PwC’s international network – were borne by Stevanato until the shareholders’ meeting held on May 22, 2024.

Subsequently, it seemed to be more appropriate, on grounds of relevance and in light of the companies within PwC’s network that actually carry out the above auditing and verification activities, that part of such costs would be borne by the Stevanato’s subsidiaries to which they related, instead of by Stevanato, without prejudice to the scope of the overall audit activities carried out to the benefit of the Stevanato Group.

Consequently, on December 11, 2023, PwC submitted an offer to the Company to amend the terms and conditions of the audit appointment previously in force, envisaging an annual compensation amounting, as far as the Company alone is concerned and as a result of the different allocation of costs mentioned above, to: Euro for 538,000.00 the financial year 2023; Euro 437,000.00 for the financial year 2024; and Euro 383,000.00 for the financial year 2025, plus any applicable VAT and expenses.

Therefore, on May 22, 2024, the shareholders’ meeting of the Company, based on the proposal of the Audit Committee, resolved to amend the economic terms and conditions of the appointment previously granted to PwC in line with the offer submitted on December 11, 2023 by the latter.

That being said, on February 5, 2025, PwC submitted an offer to the Company relating to the increase of the compensation provided for the current audit appointment, considering the complexity and the amount of resources that the auditing and verification activities relating to Stevanato and Stevanato Group have proven to require as compared to what was originally estimated, especially in relation to SOX Services.

In particular, said offer provides for an increase in the compensation due to PwC – for the auditing of the Company’s financial statements and consolidated financial statements, as well as the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, performed and to be performed in the financial years 2023, 2024, and 2025 – by an additional fixed amount of Euro 255,000.00 (plus VAT), save for any extraordinary events, such as, for example, extraordinary transactions and/or acquisitions and/or other changes that may result in a significant change in the scope of activities to be performed by PwC.

More details on the terms and conditions of said offer, as well as on the assessment carried out by the Audit Committee are included in substantiated proposal of the Audit Committee, available on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2025 at the address https://ir.stevanatogroup.com/shareholders-meetings?year=2025.

Based on the above, Stevanato’s shareholders are asked to approve, upon substantiated proposal presented by Audit Committee, the following resolution:

“The Shareholders’ Meeting

-	pursuant to Article 13, par. 1, of Legislative Decree no. 39 of 27 January 2010;

-	based on the offer presented by PricewaterhouseCoopers S.p.A on February 5, 2025, and on the substantiated proposal presented by the Audit Committee;

resolves

1.

To increase the compensation granted to the audit firm PricewaterhouseCoopers S.p.A., as set by the resolution adopted by the shareholders’ meeting held on May 24, 2023, and subsequently amended by the resolution adopted by the shareholders’ ordinary meeting held on May 22, 2024, by granting to the same PricewaterhouseCoopers S.p.A., for the auditing of the Company’s financial statements and consolidated financial statements, as well as the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, an additional compensation of Euro 255,000.00 (plus VAT) for the financial years 2023, 2024, and 2025, as further detailed in the offer submitted by PricewaterhouseCoopers S.p.A. on February 5, 2025, and summarized above.”

6.	Authorization for the purchase and disposal of ordinary and Class A treasury shares; related resolutions.

Pursuant to Italian law, the purchase of treasury Class A and ordinary shares must be authorized by Stevanato’s shareholders, who shall establish the methods, the maximum number of shares to be purchased, the duration (not exceeding eighteen months) for which the authorization is granted, and the minimum and maximum purchase price.

In any case, Stevanato may not purchase treasury Class A and ordinary shares for a consideration exceeding the limits of the distributable net profits and reserves resulting from the latest Company’s financial statements approved by the shareholders’ meeting, provided that the nominal value of the treasury shares to be purchased shall not exceed one fifth (i.e., 20 per cent) of the Company’s share capital, taking into account also any Stevanato’s shares held by the subsidiaries.

Furthermore, it is provided that, upon purchase of treasury shares, (i) a negative reserve shall be entered and maintained in the Company’s financial statements for an amount equal to the value attributed to the treasury shares, (ii) the voting rights connected to such shares shall be suspended as long as they are held in treasury and (iii) the dividends and reserves distributions pertaining to such treasury shares shall be allocated proportionally to the other shares.

Similarly, the Board of Directors may dispose of the shares held in treasury only upon authorization of the shareholder’s meeting, which shall also establish the relevant modalities of such dispositions.

Upon resolution of the shareholders’ meeting of May 22, 2024, the Board of Directors was authorized, pursuant to Articles 2357 and 2357-ter of the Italian Civil Code, for the period elapsing from the date of that shareholder meeting to the date of the shareholders meeting approving the Company’s financial statements for the financial year ending on December 31, 2024, to:

–

purchase up to a maximum number of Class A and ordinary shares equal to one per cent (1%) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

–

dispose of a maximum number of 1.000.000 Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems from time to time more appropriate in the Company’s interests.

As of the date of this Explanatory Report, Stevanato holds in treasury no. 29,943,911 Class A shares, equal to approximately 9.88 per cent of the Company’s share capital.

In light of the above and, especially, of the time-limits to which the aforementioned authorizations are subject and of the Company’s interest that the Board of Directors be at any time vested with the authority to purchase Stevanato’s shares and dispose of the shares held in treasury with flexibility and for all transactions and purposes deemed to be advantageous for the Company, in consideration of the foreseeable necessities of the latter, we propose to the shareholders to grant to the Board of Directors a new authorization to purchase Company’s shares and dispose of the shares in treasury, at the same terms and conditions set forth by the shareholders’ meeting of May 22, 2024, for another period of one financial year.

Therefore, we submit to the Shareholders’ Meeting the request to authorize the Board of Directors, for the period elapsing from the date of the Shareholders’ Meeting to the date of the shareholders’ meeting approving the Company’s financial statements for the financial year ending on December 31, 2025, to:

–

purchase, within the time period referred to above, up to a maximum number of Class A and ordinary shares equal to one per cent (1%) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

–

dispose, within the time period referred to above, of a maximum number of 1,000,000 Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

The requested authorizations shall be granted to the Board of Directors for the purposes of (i) carrying out extraordinary transactions (such as the transfer, exchange, contribution or other act of disposal of such shares for, inter alia, the acquisition of shareholdings in other companies, of business operations, of real estate assets or other transactions instrumental to the pursuit of industrial projects or, in any event, of the corporate purpose of the Company), (ii) fulfilling the obligations deriving from option contracts or other agreements concerning the Company’s shares, (iii) assigning the shares to directors or employees of the Company or of its subsidiaries as compensation in kind or as benefit, bonus or other premium or incentive, without limitations (also in execution of the “Restricted Stock Grant Plan Stevanato Group

S.p.A. 2023 - 2027” and of the “Performance Stock Grant Plan Stevanato Group S.p.A. 2023 - 2027” approved by the Board of Directors on December 15, 2022, or any other stock option or incentives plans which should be approved by the Board of Directors), and (iv) supporting the market liquidity of the Company’s shares.

Upon purchase of Company’s shares and as long as such shares are held in treasury, the Company shall enter and maintain in its financial statements a negative reserve for an amount equal to the value attributed to the treasury shares and shall not be allowed, in its capacity as holder of such shares, to vote at the shareholders’ meeting and to receive dividends, reserves or other rights being distributed, which shall be allocated proportionally to the other shares.

Based on the foregoing, Stevanato’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

-	having examined the proposal presented by the Board of Directors under point 6 of the Explanatory Report;

resolves

1.

to authorize the Board of Directors, pursuant to Articles 2357 and 2357-ter of the Italian Civil Code, for the period elapsing from the date of this meeting to the date of the Company’s shareholders’ meeting approving the financial statements for the financial year ending on December 31, 2025, for the purposes referred to under point 6 of the Explanatory Report, to:

-

purchase up to a maximum number of Class A and ordinary shares equal to 1% (one per cent) of the shares into which Stevanato’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than ten per cent (10%) higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last financial statements approved by the shareholders’ meeting of the Company; and

-

dispose of a maximum number of 1,000,000 (one million) Class A or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests;

2.

to grant the Board of Directors with all powers needed or useful in order to execute the resolutions as per the points above and carrying out all the activities that may be necessary, instrumental or otherwise connected thereto.”

*   *   *

Piombino Dese, April 10, 2025

The Executive Chairman of the Board of Directors

Franco Stevanato